Ex. 99.28(h)(9)(xiv)

Amendment to

 Management Fee Waiver Agreement

Between JNL Series Trust and

Jackson National Asset Management, LLC

This Amendment is made by and between JNL Series Trust (the “Trust”), on behalf of the funds listed on Schedule A (each a “Fund,” and collectively, the “Funds”), and Jackson National Asset Management, LLC (the “Adviser”).

Whereas, the Trust and the Adviser (the “Parties”) entered into a Management Fee Waiver Agreement dated April 30, 2012 (the “Agreement”), whereby the Adviser agreed to waive, for each Fund listed on Schedule A, a portion of its advisory fee, in the amounts listed on Schedule A, as it may be amended and approved by the Board of Trustees of the Trust, from time to time.

Whereas, the Board has approved, and the Parties have agreed, to amend Schedule A of the Agreement, to amend the fee waiver for the JNL/DFA Growth Allocation Fund and the JNL/DFA Moderate Growth Allocation Fund, effective June 24, 2019.

Now Therefore, in consideration of the mutual covenants herein contained, the Parties hereby agree to amend the Agreement as follows:

1)	Schedule A to the Agreement is hereby deleted and replaced, in its entirety, with Schedule A dated June 24, 2019, attached hereto.

2)	Except as specifically amended hereby, the Agreement shall remain in full force and effect in accordance with its terms.

3)	Each of the Parties represents and warrants to the others that it has full authority to enter into this Amendment, upon the terms and conditions hereof, and that the individual executing this Amendment is duly authorized to bind the respective party to this Amendment.

4)	This Amendment may be executed in one or more counterparts, which together shall constitute one document.

In Witness Whereof, the Parties have caused this Amendment to be executed, effective as of June 24, 2019.

JNL Series Trust		Jackson National Asset Management, LLC

By:	/s/ Kristen K. Leeman	By:	/s/ Mark D. Nerud
Name:	Kristen K. Leeman	Name:	Mark D. Nerud
Title:	Assistant Secretary	Title:	President and CEO

Schedule A

Dated June 24, 2019

Fund	Fee Waiver [1]
JNL S&P 500 Index Fund	0.17% on all assets
JNL/AQR Large Cap Relaxed Constraint Equity Fund	Assets between $500 million and $1 billion – 0.025%; and Assets over $1 billion – 0.05%
JNL/DFA Growth Allocation Fund	0.05% on all assets[2]
JNL/DFA Moderate Growth Allocation Fund	0.05% on all assets[2]
JNL/Vanguard Global Bond Market Index Fund	0.10% on all assets
JNL/Vanguard Growth ETF Allocation Fund	0.04% on all assets
JNL/Vanguard International Stock Market Index Fund	0.07% on all assets
JNL/Vanguard Moderate ETF Allocation Fund	0.05% on all assets
JNL/Vanguard Moderate Growth ETF Allocation Fund	0.05% on all assets
JNL/Vanguard U.S. Stock Market Index Fund	0.06% on all assets

[1]	These waivers shall have an initial term expiring one year from the date of this Agreement for each Fund (the “Initial Term”). The Adviser may extend this Agreement for each Fund before the expiration of the Initial Term, which extension shall automatically be effective for a term ending April 30th of the following year, and thereafter this Agreement shall automatically renew upon the end of the then current term for a new one-year term with respect to each Fund unless the Adviser provides written notice of the termination of this Agreement to the Board of Trustees within 30 days prior to the end of the then current term for that Fund.

[2]	JNAM has also contractually agreed to waive a portion of the Fund’s management fee in the event the total acquired fund fees and expenses from the Fund’s investment in the JNL/DFA International Core Equity Fund (Fund A) exceed total acquired fund fees and expenses had the Fund invested in the DFA International Core Equity Fund (Fund B), a similarly managed strategy of the Fund. The waiver will be computed by multiplying the Fund’s underlying investments in Fund A by the difference in acquired fund fees and expenses between Fund A and Fund B.

A-1